UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)*

Hudson Global, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

443787205

(CUSIP Number)

JEFFREY E. EBERWEIN

53 Forest Avenue, Suite 102

Old Greenwich, Connecticut 06870

(475) 988-2068

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
257,666 *
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
257,666 *
	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,666 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.2%*
14	TYPE OF REPORTING PERSON (see instructions) IN

* Excludes 106,218 share units under the Issuer’s 2009 Incentive Stock and Awards Plan, as amended and restated, which are payable in shares of common stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer and, therefore, are not considered to be beneficially owned. This also excludes 27,156 share units under the Issuer’s Director Deferred Share Plan, which are payable in shares of common stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer and, therefore, are not considered to be beneficially owned.

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The 257,666 shares of Common Stock (the “Shares”) beneficially owned by Mr. Eberwein were acquired via a combination of purchases with personal funds in the open market and a pro rata in-kind distribution from certain funds managed by Mr. Eberwein. Such Shares exclude 106,218 share units under the Issuer’s 2009 Incentive Stock and Awards Plan, as amended and restated, which are payable in shares of common stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer and, therefore, are not considered to be beneficially owned. Such shares also exclude 27,156 share units under the Issuer’s Director Deferred Share Plan, which are payable in shares of common stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer and, therefore, are not considered to be beneficially owned.

The aggregate purchase price of the Shares purchased in the open market is approximately $7,004,236, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 2,790,584 Shares outstanding as of October 21, 2022, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the SEC on November 10, 2022.

A.	Mr. Eberwein

(a)	As of the close of business on January 6, 2023, Mr. Eberwein beneficially owned 257,666 Shares.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 257,666
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 257,666
4. Shared power to dispose or direct the disposition: 0

(c)	Schedule A annexed hereto lists all transactions in the Shares of the Issuer by Mr. Eberwein during the past sixty (60) days. All of such transactions were effected in the open market pursuant to the Trading Plan.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2023

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price per Share ($) [1]	Date of Purchase / Sale
3	35.00	11/9/2022
390	29.77 [2]	11/10/2022
100	30.67 [3]	11/10/2022
10	32.50	11/10/2022
500	28.96 [4]	11/11/2022
590	23.95 [5]	11/14/2022
280	24.39 [6]	11/14/2022
70	25.43 [7]	11/14/2022
30	26.83 [8]	11/14/2022
30	27.50 [9]	11/14/2022
60	22.19 [10]	11/15/2022
920	23.93 [11]	11/15/2022
20	24.58	11/15/2022
22	22.41 [12]	11/16/2022
138	23.17 [13]	11/16/2022
840	24.31 [14]	11/16/2022
476	22.33 [15]	11/17/2022
484	23.16 [16]	11/17/2022
40	24.12 [17]	11/17/2022

1 The prices reported in this column are a weighted average prices. Mr. Eberwein undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price such shares were purchased.

2 These shares were purchased in multiple transactions at prices ranging from $29.49 to $30.43, inclusive.

3 These shares were purchased in multiple transactions at prices ranging from $30.49 to $30.86, inclusive.

4 These shares were purchased in multiple transactions at prices ranging from $28.58 to $29.26, inclusive.

5 These shares were purchased in multiple transactions at prices ranging from $23.09 to $24.08, inclusive.

6 These shares were purchased in multiple transactions at prices ranging from $24.09 to $25.00, inclusive.

7 These shares were purchased in multiple transactions at prices ranging from $25.12 to $25.95, inclusive.

8 These shares were purchased in multiple transactions at prices ranging from $26.46 to $27.02, inclusive.

9 These shares were purchased in multiple transactions at prices ranging from $27.50 to $27.51, inclusive.

10 These shares were purchased in multiple transactions at prices ranging from $22.00 to $22.58, inclusive.

11 These shares were purchased in multiple transactions at prices ranging from $23.40 to $24.34, inclusive.

12 These shares were purchased in multiple transactions at prices ranging from $21.52 to $22.50, inclusive.

13 These shares were purchased in multiple transactions at prices ranging from $22.62 to $23.51, inclusive.

14 These shares were purchased in multiple transactions at prices ranging from $23.90 to $24.59, inclusive.

15 These shares were purchased in multiple transactions at prices ranging from $21.81 to $22.79, inclusive.

16 These shares were purchased in multiple transactions at prices ranging from $22.86 to $23.68, inclusive.

17 These shares were purchased in multiple transactions at prices ranging from $23.97 to $24.40, inclusive.

1,000	22.86 [18]	11/18/2022
1,000	21.87 [19]	11/21/2022
1,000	21.09 [20]	11/22/2022
1,000	22.05 [21]	11/23/2022
680	22.44 [22]	11/25/2022
320	22.97 [23]	11/25/2022
323	23.40 [24]	11/28/2022
677	24.24 [25]	11/28/2022
627	24.26 [26]	11/29/2022
373	24.91 [27]	11/29/2022
71	23.62 [28]	11/30/2022
732	24.67 [29]	11/30/2022
197	25.51 [30]	11/30/2022
731	24.77 [31]	12/01/2022
199	25.57 [32]	12/01/2022
50	26.47 [33]	12/01/2022
20	27.43	12/01/2022
100	25.52 [34]	12/02/2022
400	26.45 [35]	12/02/2022
20	27.00	12/02/2022
400	25.08 [36]	12/05/2022
320	25.64 [37]	12/05/2022
863	25.06 [38]	12/06/2022
137	25.71 [39]	12/06/2022

18 These shares were purchased in multiple transactions at prices ranging from $22.39 to $23.00, inclusive.

19 These shares were purchased in multiple transactions at prices ranging from $21.50 to $22.19, inclusive.

20 These shares were purchased in multiple transactions at prices ranging from $20.52 to $21.33, inclusive.

21 These shares were purchased in multiple transactions at prices ranging from $21.90 to $22.37, inclusive.

22 These shares were purchased in multiple transactions at prices ranging from $21.85 to $22.61, inclusive.

23 These shares were purchased in multiple transactions at prices ranging from $22.95 to $23.00, inclusive.

24 These shares were purchased in multiple transactions at prices ranging from $22.97 to $23.94, inclusive.

25 These shares were purchased in multiple transactions at prices ranging from $23.98 to $24.52, inclusive.

26 These shares were purchased in multiple transactions at prices ranging from $23.60 to $24.59, inclusive.

27 These shares were purchased in multiple transactions at prices ranging from $24.65 to $25.30, inclusive.

28 These shares were purchased in multiple transactions at prices ranging from $23.32 to $23.99, inclusive.

29 These shares were purchased in multiple transactions at prices ranging from $24.33 to $25.02, inclusive.

30 These shares were purchased in multiple transactions at prices ranging from $25.50 to $25.51, inclusive.

31 These shares were purchased in multiple transactions at prices ranging from $24.05 to $25.00, inclusive.

32 These shares were purchased in multiple transactions at prices ranging from $25.08 to $25.99, inclusive.

33 These shares were purchased in multiple transactions at prices ranging from $26.33 to $26.52, inclusive.

34 These shares were purchased in multiple transactions at prices ranging from $24.80 to $25.79, inclusive.

35 These shares were purchased in multiple transactions at prices ranging from $25.84 to $26.83, inclusive.

36 These shares were purchased in multiple transactions at prices ranging from $24.41 to $25.39, inclusive.

37 These shares were purchased in multiple transactions at prices ranging from $25.42 to $26.03, inclusive.

38 These shares were purchased in multiple transactions at prices ranging from $24.61 to $25.60, inclusive.

39 These shares were purchased in multiple transactions at prices ranging from $25.63 to $25.79, inclusive.

990	25.31 [40]	12/07/2022
10	26.10	12/07/2022
1,000	25.12 [41]	12/08/2022
860	25.05 [42]	12/09/2022
140	25.66 [43]	12/09/2022
534	24.08 [44]	12/12/2022
466	24.74 [45]	12/12/2022
916	24.90 [46]	12/13/2022
20	25.80	12/13/2022
1,000	25.19 [47]	12/14/2022
1,000	24.44 [48]	12/15/2022
580	24.12 [49]	12/16/2022
420	24.51 [50]	12/16/2022
924	23.16 [51]	12/19/2022
76	24.06 [52]	12/19/2022
774	23.51 [53]	12/20/2022
226	24.23 [54]	12/20/2022
1,000	23.61 [55]	12/21/2022
1,000	23.33 [56]	12/22/2022
700	23.72 [57]	12/23/2022
300	24.29 [58]	12/23/2022
1,000	23.20 [59]	12/27/2022
1,000	23.74 [60]	12/28/2022
800	24.05 [61]	12/29/2022

40 These shares were purchased in multiple transactions at prices ranging from $25.00 to $25.94, inclusive.

41 These shares were purchased in multiple transactions at prices ranging from $24.88 to $25.65, inclusive.

42 These shares were purchased in multiple transactions at prices ranging from $24.50 to $25.40, inclusive.

43 These shares were purchased in multiple transactions at prices ranging from $25.53 to $26.02, inclusive.

44 These shares were purchased in multiple transactions at prices ranging from $23.60 to $24.59, inclusive.

45 These shares were purchased in multiple transactions at prices ranging from $24.60 to $25.00, inclusive.

46 These shares were purchased in multiple transactions at prices ranging from $24.51 to $25.40, inclusive.

47 These shares were purchased in multiple transactions at prices ranging from $24.85 to $25.76, inclusive.

48 These shares were purchased in multiple transactions at prices ranging from $24.15 to $24.86, inclusive.

49 These shares were purchased in multiple transactions at prices ranging from $23.40 to $24.37, inclusive.

50 These shares were purchased in multiple transactions at prices ranging from $24.40 to $24.65, inclusive.

51 These shares were purchased in multiple transactions at prices ranging from $22.75 to $23.65, inclusive.

52 These shares were purchased in multiple transactions at prices ranging from $23.89 to $24.26, inclusive.

53 These shares were purchased in multiple transactions at prices ranging from $23.00 to $23.93, inclusive.

54 These shares were purchased in multiple transactions at prices ranging from $24.00 to $24.68, inclusive.

55 These shares were purchased in multiple transactions at prices ranging from $23.21 to $23.90, inclusive.

56 These shares were purchased in multiple transactions at prices ranging from $22.90 to $23.81, inclusive.

57 These shares were purchased in multiple transactions at prices ranging from $23.06 to $24.00, inclusive.

58 These shares were purchased in multiple transactions at prices ranging from $24.15 to $24.46, inclusive.

59 These shares were purchased in multiple transactions at prices ranging from $23.02 to $23.50, inclusive.

200	24.54 [62]	12/29/2022
1,000	23.56 [63]	12/30/2022
980	23.35 [64]	01/03/2023
20	24.22	01/03/2023
700	23.92 [65]	01/04/2023
300	24.47 [66]	01/04/2023
1000	23.86 [67]	01/05/2023
1000	24.22 [68]	01/06/2023

60 These shares were purchased in multiple transactions at prices ranging from $23.04 to $24.00, inclusive.

61 These shares were purchased in multiple transactions at prices ranging from $23.40 to $24.31, inclusive.

62 These shares were purchased in multiple transactions at prices ranging from $24.40 to $24.92, inclusive.

63 These shares were purchased in multiple transactions at prices ranging from $23.15 to $23.90, inclusive.

64 These shares were purchased in multiple transactions at prices ranging from $23.00 to $23.77, inclusive.

65 These shares were purchased in multiple transactions at prices ranging from $23.31 to $24.30, inclusive.

66 These shares were purchased in multiple transactions at prices ranging from $24.32 to $24.74, inclusive.

67 These shares were purchased in multiple transactions at prices ranging from $23.68 to $24.08, inclusive.

68 These shares were purchased in multiple transactions at prices ranging from $23.67 to $24.36, inclusive.

- 8 -